

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2015

Harvey Klebanoff
Principal Financial Officer
Zero Gravity Solutions, Inc.
190 NW Spanish Rive Blvd.
Boca Raton, FL 33431

> **Re:** **Zero Gravity Solutions, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed January 28, 2015**
> **File No. 000-55345**

Dear Mr. Klebanoff:

We have reviewed your responses to the comments in our letter dated January 22, 2015 and have the following additional comments. Please note the page references refer to the marked version of your filing provided by counsel.

General

1. Please note the age of financial statements requirement of Rule 8-08(b) of Regulation S-X should your filing not become effective on or before February 14, 2015 and update your filing as appropriate.

Item 1. Business, page 4

2. We note your added disclosure on page 29 in response to prior comment 20, regarding your estimate that your current capital will be sufficient to cover your operating costs through the end of May 2015 and that you anticipate the need to raise an additional $2 million. Please provide similar disclosure in this Business section and in your Liquidity and Capital Resources sections.

BAM-FX Trials, page 6

3. We note your response to our prior comment 6. The first time you mention Agribiotech, please clarify your relationship with this entity.

4. We note your response to our prior comment 7 and reissue in part. Please disclose in further detail what is meant by:
   - "earlier sprout emergence and greater vegetative growth, as measured by leaf and stem biomass;" and

- "BAM-FX was found to accelerate plant development."

<u>Intellectual Property, page 22</u>

5. We note your response to our prior comment 14 and your disclosure that you have only pending patent applications and no patents granted at this time. Please revise your disclosure on pages 5 and 35 where you state that Mr. Kennedy "assigned patents and technology" to you.

You may contact Steven Kim at (202) 551-3291 or Douglas Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202)551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Peter J. Gennuso, Esq.